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July 8, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn.:   Craig Wilson, Senior Assistant Chief Accountant, Room 4561
Fax:     202-772-9210

Re:      Prism Software Corporation
         Form 10-KSB for the Year Ended December 31, 2004
         (File No. 0-21713)

Mr. Wilson:

         This is in response to your letter of June 24, 2005 concerning the Annual Report on Form 10-KSB for the year ended December 31, 2004 of Prism Software Corporation, in which you responded to our correspondence of June 20.

         In considering the timing of recognizing software maintenance revenue, we rely on Paragraph 57 of SOP 97-2 because its language covers the two different scenarios that we have encountered in recognizing maintenance revenue in relation to the efforts we must undertake to provide the service. Our maintenance service itself consists of relatively routine support and unspecified upgrades/enhancements.

         1. Regarding the telephone/e-mail support: Our software products are almost entirely used on a basis whereby an end user will use the software to correct some immediate print production or IT operational problem. The nature of our software is generally that it gets configured a single time during its installation to correct one or more customer problems and then left alone, unchanged, in the customer's operation thereafter. It is during this initial software installation and configuration stage that nearly all of our support costs are incurred. However, once past this stage, very little-to-no support services are required of us for the remainder of the first year of maintenance. The support requirements during this installation and configuration stage include: telephone and e-mail support on how to use the software, set up and implementation consultation, and working through any unique operational and/or data issues within the customer's organization. Also, we often perform project work (professional services) on a fee basis; these projects are separate from maintenance, but the work is often performed concurrently up front as part of the sale, giving us a greater awareness of that customer's related maintenance needs. It is our experience that the maintenance expenses in the first year are related to software installation and configuration, and that most of this activity occurs within the first 90 days of installation. Furthermore, we have elected to recognize the first-year maintenance revenue up front rather than amortizing it over these first 90 days because: 1) this convention has no material effect on our quarterly and annual operational reporting, 2) as a practical matter, even within the 90-day period the bulk of the services are provided early during this time frame and 3) it streamlines our recordkeeping, helping us to meet regulatory reporting deadlines and report financial results more quickly.
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         2.       Regarding support for the second year and beyond, we have
                  found that little-to-no effort is most often required, as the products usually continue to reside in a "steady state" operational environment, but that the timing of such support, when required, is unpredictable in relation to our customer base as a whole.

         3. Regarding our history of unspecified upgrades and/or enhancements, providing them has generally not required much work on our part. This is due to the following factors: 1) we have historically released upgrades every 18 to 24 months, but there is not a set pattern, 2) not every customer is inclined to upgrade or update, especially when their earlier version is operating smoothly for their operational requirements (the "steady state" mentioned above), 3) projects or configurations accomplished under prior versions are assumable (transferable) to the new version, and 4) we are able to provide such upgrades and updates to customers, when so required by them, via an Internet download link with the upgrade being performed by the customer personnel. There have been instances during upgrades and updates whereby the customer does require support services; however, these are most likely to occur after the first year, if at all. Overall, our experience has been that the timing of product updates/upgrades and any related support that they may require is unpredictable.

         Paragraph 57 of SOP 97-2 assumes that the effort to provide maintenance, and the corresponding ability to recognize the matching revenue, occurs evenly over the life of the maintenance agreement, unless another pattern is known to exist. We happen to be in an environment where another identifiable pattern has indeed emerged for our first-year maintenance requirements (due to item #1 above), but not for maintenance renewals (due to items #2 and #3 above). Therefore, in light of the efforts described, we recognize all of the first-year maintenance revenue in conjunction with the software delivery, but we still use the default straight-line method for recognizing revenue from maintenance renewals.

As with our correspondence of June 20, we do acknowledge:
         o Prism Software is responsible for the adequacy and accuracy of the disclosure in the filing;
         o SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o Prism Software may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you,

/s/ Michael Cheever
-------------------
Michael Cheever, Treasurer
Prism Software Corporation
15500-C Rockfield Blvd.
Irvine, CA  92618

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